

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2016

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended September 30, 2016

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

	Notes	Three Months Ended		Nine Months Ended	
		2016	2015	**2016**	2015
Revenues	1				
Gross Sales		**3,279**	3,308	**8,587**	10,252
Less: Royalties		**39**	35	**95**	112
		3,240	3,273	**8,492**	10,140
Expenses	1				
Purchased Product		**1,917**	1,926	**4,903**	5,566
Transportation and Blending		**472**	483	**1,360**	1,509
Operating		**401**	476	**1,244**	1,379
Production and Mineral Taxes		**4**	5	**9**	16
(Gain) Loss on Risk Management	18	**(34)**	(347)	**241**	(248)
Depreciation, Depletion and Amortization	6,10	**659**	473	**1,569**	1,455
Exploration Expense	6,9	**1**	-	**2**	21
General and Administrative		**71**	78	**225**	226
Finance Costs	3	**122**	122	**368**	359
Interest Income		**(27)**	(6)	**(45)**	(20)
Foreign Exchange (Gain) Loss, Net	4	**45**	417	**(338)**	832
Research Costs		**5**	6	**30**	20
(Gain) Loss on Divestiture of Assets	5	**5**	(2,379)	**6**	(2,395)
Other (Income) Loss, Net		**5**	(1)	**7**	1
Earnings (Loss) Before Income Tax		**(406)**	2,020	**(1,089)**	1,419
Income Tax Expense (Recovery)	7	**(155)**	219	**(453)**	160
Net Earnings (Loss)		**(251)**	1,801	**(636)**	1,259
Net Earnings (Loss) Per Share ($)	8				
Basic and Diluted		**(0.30)**	2.16	**(0.76)**	1.55

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions)

	Three Months Ended		Nine Months Ended	
	2016	2015	**2016**	2015
Net Earnings (Loss)	**(251)**	1,801	**(636)**	1,259
Other Comprehensive Income (Loss), Net of Tax				
Items That Will Not be Reclassified to Profit or Loss:				
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits	**3**	(4)	**(9)**	5
Items That May be Reclassified to Profit or Loss:				
Available for Sale Financial Assets – Change in Fair Value	**2**	-	**(2)**	-
Available for Sale Financial Assets – Reclassified to Profit or Loss	**1**	-	**1**	-
Foreign Currency Translation Adjustment	**35**	245	**(205)**	463
Total Other Comprehensive Income (Loss), Net of Tax	**41**	241	**(215)**	468
Comprehensive Income (Loss)	**(210)**	2,042	**(851)**	1,727

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	September 30, 2016	December 31, 2015
Assets			
Current Assets			
Cash and Cash Equivalents		**3,850**	4,105
Accounts Receivable and Accrued Revenues		**1,371**	1,251
Income Tax Receivable		**6**	6
Inventories		**972**	810
Risk Management	18,19	**13**	301
Current Assets		**6,212**	6,473
Exploration and Evaluation Assets	1,9	**1,580**	1,575
Property, Plant and Equipment, Net	1,10	**16,313**	17,335
Income Tax Receivable		**50**	90
Other Assets		**78**	76
Goodwill	1	**242**	242
Total Assets		**24,475**	25,791
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**1,809**	1,702
Income Tax Payable		**107**	133
Risk Management	18,19	**87**	23
Current Liabilities		**2,003**	1,858
Long-Term Debt	12	**6,184**	6,525
Risk Management	18,19	**107**	7
Decommissioning Liabilities	13	**2,135**	2,052
Other Liabilities		**192**	142
Deferred Income Taxes		**2,423**	2,816
Total Liabilities		**13,044**	13,400
Shareholders' Equity		**11,431**	12,391
Total Liabilities and Shareholders' Equity		**24,475**	25,791

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 14)			(Note 15)	
As at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings	-	-	1,259	-	1,259
Other Comprehensive Income (Loss)	-	-	-	468	468
Total Comprehensive Income (Loss)	-	-	1,259	468	1,727
Common Shares Issued for Cash	1,463	-	-	-	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	182	-	-	-	182
Stock-Based Compensation Expense	-	33	-	-	33
Dividends on Common Shares	-	-	(578)	-	(578)
As at September 30, 2015	5,534	4,324	2,280	875	13,013
As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(636)	-	(636)
Other Comprehensive Income (Loss)	-	-	-	(215)	(215)
Total Comprehensive Income (Loss)	-	-	(636)	(215)	(851)
Stock-Based Compensation Expense	-	15	-	-	15
Dividends on Common Shares	-	-	(124)	-	(124)
As at September 30, 2016	**5,534**	**4,345**	**747**	**805**	**11,431**

[1]   *Accumulated Other Comprehensive Income (Loss).*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended September 30,
($ millions)

	Notes	Three Months Ended 2016	2015	Nine Months Ended 2016	2015
Operating Activities					
Net Earnings (Loss)		(251)	1,801	(636)	1,259
Depreciation, Depletion and Amortization	6,10	659	473	1,569	1,455
Exploration Expense	6,9	1	-	2	21
Deferred Income Taxes	7	(111)	(228)	(353)	(516)
Unrealized (Gain) Loss on Risk Management	18	7	(127)	440	169
Unrealized Foreign Exchange (Gain) Loss	4	50	457	(341)	878
(Gain) Loss on Divestiture of Assets	5	5	(2,379)	6	(2,395)
Current Tax on Divestiture of Assets	5	-	391	-	391
Unwinding of Discount on Decommissioning Liabilities	3,13	33	32	97	94
Other		29	24	104	60
Net Change in Other Assets and Liabilities		(13)	(13)	(59)	(81)
Net Change in Non-Cash Working Capital		(99)	111	(132)	(183)
Cash From Operating Activities		310	542	697	1,152
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	9	(3)	(23)	(56)	(117)
Capital Expenditures – Property, Plant and Equipment	10	(205)	(378)	(719)	(1,170)
Acquisition	11	-	(80)	-	(80)
Proceeds From Divestiture of Assets	5	8	3,329	8	3,345
Current Tax on Divestiture of Assets	5	-	(391)	-	(391)
Net Change in Non-Cash Working Capital		4	(33)	(68)	(230)
Cash From (Used in) Investing Activities		(196)	2,424	(835)	1,357
Net Cash Provided (Used) Before Financing Activities		114	2,966	(138)	2,509
Financing Activities					
Net Issuance (Repayment) of Short-Term Borrowings		-	-	-	(19)
Common Shares Issued, Net of Issuance Costs		-	-	-	1,449
Dividends Paid on Common Shares	8	(41)	(133)	(124)	(396)
Other		-	(1)	(1)	(2)
Cash From (Used in) Financing Activities		(41)	(134)	(125)	1,032
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(3)	(21)	8	(23)
Increase (Decrease) in Cash and Cash Equivalents		70	2,811	(255)	3,518
Cash and Cash Equivalents, Beginning of Period		3,780	1,590	4,105	883
Cash and Cash Equivalents, End of Period		3,850	4,401	3,850	4,401

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Employee stock-based compensation costs previously included in operating expense have been reclassified to general and administrative expense to conform to the presentation adopted for the year ended December 31, 2015. As a result, for the three and nine months ended September 30, 2015, an expense of $3 million and $6 million, respectively, were reclassified.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

A) Results of Operations – Segment and Operational Information

For the three months ended September 30,	Oil Sands		Conventional		Refining and Marketing	
	2016	2015	**2016**	2015	**2016**	2015
Revenues						
Gross Sales	**793**	756	**330**	396	**2,245**	2,242
Less: Royalties	**4**	7	**35**	28	**-**	-
	789	749	**295**	368	**2,245**	2,242
Expenses						
Purchased Product	**-**	-	**-**	-	**2,004**	2,012
Transportation and Blending	**429**	431	**44**	52	**-**	-
Operating	**128**	132	**102**	131	**172**	214
Production and Mineral Taxes	**-**	-	**4**	5	**-**	-
(Gain) Loss on Risk Management	**(35)**	(144)	**(7)**	(62)	**1**	(14)
Operating Cash Flow	**267**	330	**152**	242	**68**	30
Depreciation, Depletion and Amortization	**181**	180	**412**	224	**52**	49
Exploration Expense	**1**	-	**-**	-	**-**	-
Segment Income (Loss)	**85**	150	**(260)**	18	**16**	(19)

For the three months ended September 30,	Corporate and Eliminations		Consolidated	
	2016	2015	**2016**	2015
Revenues				
Gross Sales	**(89)**	(86)	**3,279**	3,308
Less: Royalties	**-**	-	**39**	35
	(89)	(86)	**3,240**	3,273
Expenses				
Purchased Product	**(87)**	(86)	**1,917**	1,926
Transportation and Blending	**(1)**	-	**472**	483
Operating	**(1)**	(1)	**401**	476
Production and Mineral Taxes	**-**	-	**4**	5
(Gain) Loss on Risk Management	**7**	(127)	**(34)**	(347)
Depreciation, Depletion and Amortization	**14**	20	**659**	473
Exploration Expense	**-**	-	**1**	-
Segment Income (Loss)	**(21)**	108	**(180)**	257
General and Administrative	**71**	78	**71**	78
Finance Costs	**122**	122	**122**	122
Interest Income	**(27)**	(6)	**(27)**	(6)
Foreign Exchange (Gain) Loss, Net	**45**	417	**45**	417
Research Costs	**5**	6	**5**	6
(Gain) Loss on Divestiture of Assets	**5**	(2,379)	**5**	(2,379)
Other (Income) Loss, Net	**5**	(1)	**5**	(1)
	226	(1,763)	**226**	(1,763)
Earnings (Loss) Before Income Tax			**(406)**	2,020
Income Tax Expense (Recovery)			**(155)**	219
Net Earnings (Loss)			**(251)**	1,801

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

B) Financial Results by Upstream Product

Crude Oil [1]

For the three months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	788	749	242	279	1,030	1,028
Less: Royalties	4	7	32	23	36	30
	784	742	210	256	994	998
Expenses						
Transportation and Blending	429	431	40	49	469	480
Operating	125	127	65	89	190	216
Production and Mineral Taxes	-	-	4	4	4	4
(Gain) Loss on Risk Management	(35)	(143)	(7)	(49)	(42)	(192)
Operating Cash Flow	265	327	108	163	373	490

[1] Includes NGLs.

Natural Gas

For the three months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	5	6	86	113	91	119
Less: Royalties	-	-	3	5	3	5
	5	6	83	108	88	114
Expenses						
Transportation and Blending	-	-	4	3	4	3
Operating	2	4	35	41	37	45
Production and Mineral Taxes	-	-	-	1	-	1
(Gain) Loss on Risk Management	-	(1)	-	(13)	-	(14)
Operating Cash Flow	3	3	44	76	47	79

Other

For the three months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	-	1	2	4	2	5
Less: Royalties	-	-	-	-	-	-
	-	1	2	4	2	5
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	1	1	2	1	3	2
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(1)	-	-	3	(1)	3

Total Upstream

For the three months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	793	756	330	396	1,123	1,152
Less: Royalties	4	7	35	28	39	35
	789	749	295	368	1,084	1,117
Expenses						
Transportation and Blending	429	431	44	52	473	483
Operating	128	132	102	131	230	263
Production and Mineral Taxes	-	-	4	5	4	5
(Gain) Loss on Risk Management	(35)	(144)	(7)	(62)	(42)	(206)
Operating Cash Flow	267	330	152	242	419	572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

C) Results of Operations – Segment and Operational Information

For the nine months ended September 30,	Oil Sands		Conventional		Refining and Marketing	
	2016	2015	**2016**	2015	**2016**	2015
Revenues						
Gross Sales	**1,972**	2,379	**898**	1,358	**5,962**	6,775
Less: Royalties	**7**	26	**88**	86	**-**	-
	1,965	2,353	**810**	1,272	**5,962**	6,775
Expenses						
Purchased Product	**-**	-	**-**	-	**5,144**	5,826
Transportation and Blending	**1,228**	1,337	**136**	172	**-**	-
Operating	**359**	402	**331**	431	**557**	551
Production and Mineral Taxes	**-**	-	**9**	16	**-**	-
(Gain) Loss on Risk Management	**(165)**	(252)	**(57)**	(138)	**23**	(27)
Operating Cash Flow	**543**	866	**391**	791	**238**	425
Depreciation, Depletion and Amortization	**485**	508	**877**	745	**157**	140
Exploration Expense	**2**	-	**-**	21	**-**	-
Segment Income (Loss)	**56**	358	**(486)**	25	**81**	285

For the nine months ended September 30,	Corporate and Eliminations		Consolidated	
	2016	2015	**2016**	2015
Revenues				
Gross Sales	**(245)**	(260)	**8,587**	10,252
Less: Royalties	**-**	-	**95**	112
	(245)	(260)	**8,492**	10,140
Expenses				
Purchased Product	**(241)**	(260)	**4,903**	5,566
Transportation and Blending	**(4)**	-	**1,360**	1,509
Operating	**(3)**	(5)	**1,244**	1,379
Production and Mineral Taxes	**-**	-	**9**	16
(Gain) Loss on Risk Management	**440**	169	**241**	(248)
Depreciation, Depletion and Amortization	**50**	62	**1,569**	1,455
Exploration Expense	**-**	-	**2**	21
Segment Income (Loss)	**(487)**	(226)	**(836)**	442
General and Administrative	**225**	226	**225**	226
Finance Costs	**368**	359	**368**	359
Interest Income	**(45)**	(20)	**(45)**	(20)
Foreign Exchange (Gain) Loss, Net	**(338)**	832	**(338)**	832
Research Costs	**30**	20	**30**	20
(Gain) Loss on Divestiture of Assets	**6**	(2,395)	**6**	(2,395)
Other (Income) Loss, Net	**7**	1	**7**	1
	253	(977)	**253**	(977)
Earnings (Loss) Before Income Tax			**(1,089)**	1,419
Income Tax Expense (Recovery)			**(453)**	160
Net Earnings (Loss)			**(636)**	1,259

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

D) Financial Results by Upstream Product

Crude Oil [1]

For the nine months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1,960	2,356	670	1,000	2,630	3,356
Less: Royalties	7	26	80	78	87	104
	1,953	2,330	590	922	2,543	3,252
Expenses						
Transportation and Blending	1,228	1,336	124	160	1,352	1,496
Operating	348	387	213	297	561	684
Production and Mineral Taxes	-	-	9	14	9	14
(Gain) Loss on Risk Management	(165)	(249)	(58)	(100)	(223)	(349)
Operating Cash Flow	542	856	302	551	844	1,407

[1] Includes NGLs.

Natural Gas

For the nine months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	11	17	221	346	232	363
Less: Royalties	-	-	8	8	8	8
	11	17	213	338	224	355
Expenses						
Transportation and Blending	-	1	12	12	12	13
Operating	7	12	113	131	120	143
Production and Mineral Taxes	-	-	-	2	-	2
(Gain) Loss on Risk Management	-	(3)	1	(38)	1	(41)
Operating Cash Flow	4	7	87	231	91	238

Other

For the nine months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1	6	7	12	8	18
Less: Royalties	-	-	-	-	-	-
	1	6	7	12	8	18
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	4	3	5	3	9	6
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(3)	3	2	9	(1)	12

Total Upstream

For the nine months ended September 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1,972	2,379	898	1,358	2,870	3,737
Less: Royalties	7	26	88	86	95	112
	1,965	2,353	810	1,272	2,775	3,625
Expenses						
Transportation and Blending	1,228	1,337	136	172	1,364	1,509
Operating	359	402	331	431	690	833
Production and Mineral Taxes	-	-	9	16	9	16
(Gain) Loss on Risk Management	(165)	(252)	(57)	(138)	(222)	(390)
Operating Cash Flow	543	866	391	791	934	1,657

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E [1]		PP&E [2]	
As at	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Oil Sands	1,563	1,560	8,903	8,907
Conventional	17	15	2,966	3,720
Refining and Marketing	-	-	4,164	4,398
Corporate and Eliminations	-	-	280	310
Consolidated	**1,580**	1,575	**16,313**	17,335

	Goodwill		Total Assets	
As at	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Oil Sands	242	242	11,086	11,069
Conventional	-	-	3,091	3,830
Refining and Marketing	-	-	5,964	5,844
Corporate and Eliminations	-	-	4,334	5,048
Consolidated	**242**	242	**24,475**	25,791

[1] Exploration and Evaluation ("E&E") assets.
[2] Property, Plant and Equipment ("PP&E").

F) Geographical Information

	Revenues			
	Three Months Ended		Nine Months Ended	
As at	2016	2015	2016	2015
Canada	1,623	1,482	4,140	4,897
United States	1,617	1,791	4,352	5,243
Consolidated	**3,240**	3,273	**8,492**	10,140

	Non-Current Assets [3]	
As at	September 30, 2016	December 31, 2015
Canada	14,144	14,921
United States	4,069	4,307
Consolidated	**18,213**	19,228

[3] Includes E&E, PP&E, goodwill and other assets.

G) Capital Expenditures [4]

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	2016	2015	2016	2015
Capital				
Oil Sands	110	272	476	946
Conventional	41	55	114	157
Refining and Marketing	51	67	156	159
Corporate	6	6	21	24
	208	400	767	1,286
Acquisition Capital				
Oil Sands	-	-	11	-
Conventional	-	1	-	1
Refining and Marketing	-	83	-	83
	208	484	778	1,370

[4] Includes expenditures on PP&E and E&E.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2015, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 26, 2016.

3. FINANCE COSTS

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	2016	2015	2016	2015
Interest Expense – Short-Term Borrowings and Long-Term Debt	84	84	255	243
Unwinding of Discount on Decommissioning Liabilities (Note 13)	33	32	97	94
Other	5	6	16	22
	122	122	368	359

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	2016	2015	2016	2015
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	52	437	(343)	852
Other	(2)	20	2	26
Unrealized Foreign Exchange (Gain) Loss	50	457	(341)	878
Realized Foreign Exchange (Gain) Loss	(5)	(40)	3	(46)
	45	417	(338)	832

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

5. DIVESTITURES

In the third quarter of 2016, the Company completed the sale of land to an unrelated third party for cash proceeds of $8 million, resulting in a loss of $5 million. In the second quarter of 2016, the Company sold equipment at a loss of $1 million. These assets, related liabilities and results of operations were reported in the Conventional segment.

In the third quarter of 2015, the Company completed the sale of Heritage Royalty Limited Partnership ("HRP"), a wholly-owned subsidiary, to a third party for gross cash proceeds of $3.3 billion, resulting in a gain of $2.4 billion. HRP was a royalty business consisting of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba. These assets, related liabilities and results of operations were reported in the Conventional segment.

The divestiture gave rise to a taxable gain for which the Company recognized a current tax expense of $391 million. The majority of HRP's assets had been acquired at a nominal cost and, as such, had minimal benefit from tax depreciation in prior years. For this reason, the current tax expense associated with the divestiture was specifically identifiable; therefore, it has been classified as an investing activity in the Consolidated Statements of Cash Flows.

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

6. IMPAIRMENTS

A) Cash-Generating Unit ("CGU") Impairments

As at September 30, 2016, indicators of impairment were noted due to a further decline in long-term forward heavy crude oil and natural gas prices; therefore, the Company tested its upstream CGUs for impairment.

2016 Impairments

As at September 30, 2016, the Company determined that the carrying amounts of the Northern Alberta and Suffield CGUs exceeded their recoverable amounts, resulting in impairment losses of $210 million and $65 million, respectively. The impairment was recorded as additional depreciation, depletion and amortization ("DD&A") in the Conventional segment.

The Northern Alberta CGU includes the Pelican Lake and Elk Point producing assets and other emerging assets in the exploration and evaluation stage. Future cash flows for the Northern Alberta CGU declined due to lower long-term forward crude oil prices. The Company had previously impaired the Northern Alberta CGU by $170 million at March 31, 2016 due to the decline in forward heavy crude oil prices, bringing the total 2016 impairment to $380 million.

The Suffield CGU includes both the production of natural gas and heavy crude oil in Alberta on the Canadian Forces Base. Future cash flows for the Suffield CGU declined due to lower long-term forward natural gas and heavy crude oil prices.

The recoverable amounts were determined using fair value less costs of disposal. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, consistent with Cenovus's independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. As at September 30, 2016, the recoverable amounts of the Northern Alberta and Suffield CGUs were estimated to be approximately $1.1 billion and $483 million, respectively.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no impairments of goodwill for the nine months ended September 30, 2016.

Key Assumptions

The recoverable amounts of Cenovus's upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2015 by independent qualified reserves evaluators.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

Crude Oil and Natural Gas Prices

The forward prices as at September 30, 2016, used to determine future cash flows from crude oil and natural gas reserves were:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026
WTI (US$/barrel) [1]	50.00	53.50	59.70	66.10	70.00	3.6%
WCS (C$/barrel) [2]	45.50	50.90	57.00	63.50	65.20	3.2%
AECO (C$/Mcf) [3] [4]	2.95	3.00	3.15	3.45	3.60	3.6%

(1) *West Texas Intermediate ("WTI") crude oil.*
(2) *Western Canadian Select ("WCS") crude oil blend.*
(3) *Alberta Energy Company ("AECO") natural gas.*
(4) *Assumes gas heating value of one million British Thermal Units per thousand cubic feet.*

Discount and Inflation Rates

Evaluations of discounted future cash flows are initiated using the discount rate of 10 percent and inflation is estimated at two percent, which is common industry practice and used by Cenovus's independent qualified reserves evaluators in preparing their reserves reports. Based on the individual characteristics of the asset, other economic and operating factors are also considered, which may increase or decrease the implied discount rate.

Sensitivities

As at September 30, 2016, changes to the assumed discount rate and forward price estimates over the life of the reserves independently would have had the following impact on the third quarter impairments:

	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Decrease in the Forward Price Estimates
PP&E – Change to Impairment of Northern Alberta CGU	137	(145)	368
PP&E – Change to Impairment of Suffield CGU	26	(45)	56

2015 Impairments

There were no CGU or goodwill impairments for the nine months ended September 30, 2015.

B) Asset Impairments

For the three months ended September 30, 2016, the Company recorded an impairment loss of $16 million related to preliminary engineering costs associated with a project that was cancelled and equipment that was written down to its recoverable amount. This impairment loss was recorded as additional DD&A in the Oil Sands segment. In the second quarter of 2016, $4 million of leasehold improvements were written off. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

For the nine months ended September 30, 2015, $21 million of previously capitalized E&E costs related to exploration assets within the Saskatchewan CGU were deemed not to be technically feasible and commercially viable, and were recorded as exploration expense in the Conventional segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

7. INCOME TAXES

The provision for income taxes is:

For the periods ended September 30,	Three Months Ended		Nine Months Ended	
	2016	2015	**2016**	2015
Current Tax				
Canada	**(44)**	451	**(101)**	686
United States	**-**	(4)	**1**	(10)
Total Current Tax Expense (Recovery)	**(44)**	447	**(100)**	676
Deferred Tax Expense (Recovery)	**(111)**	(228)	**(353)**	(516)
	(155)	219	**(453)**	160

In the third quarter of 2016, the Company recorded a current tax recovery of $50 million related to prior year adjustments.

In the third quarter of 2015, the Company recorded a deferred tax recovery of $385 million arising from an adjustment to the tax basis of the Company's refining assets. The increase in tax basis was a result of the Company's partner recognizing a taxable gain on its interest in WRB Refining LP ("WRB") which, due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB's assets.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the periods ended September 30,	Nine Months Ended	
	2016	2015
Earnings (Loss) Before Income Tax	**(1,089)**	1,419
Canadian Statutory Rate	**27.0%**	26.1%
Expected Income Tax (Recovery)	**(294)**	370
Effect of Taxes Resulting From:		
Foreign Tax Rate Differential	**(38)**	(15)
Non-Deductible Stock-Based Compensation	**6**	7
Non-Taxable Capital (Gains) Losses	**(46)**	113
Unrecognized Capital (Gains) Losses Arising From Unrealized Foreign Exchange	**(46)**	113
Adjustments Arising From Prior Year Tax Filings	**(48)**	(13)
Recognition of Capital Losses	**-**	(149)
Recognition of U.S. Tax Basis	**-**	(385)
Change in Statutory Rate	**-**	158
Other	**13**	(39)
Total Tax (Recovery)	**(453)**	160
Effective Tax Rate	**41.6%**	11.3%

8. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share

For the periods ended September 30,	Three Months Ended		Nine Months Ended	
	2016	2015	**2016**	2015
Net Earnings (Loss) – Basic and Diluted ($ millions)	**(251)**	1,801	**(636)**	1,259
Weighted Average Number of Shares – Basic and Diluted (millions)	**833.3**	833.3	**833.3**	813.8
Net Earnings (Loss) Per Share – Basic and Diluted ($)	**(0.30)**	2.16	**(0.76)**	1.55

B) Dividends Per Share

For the nine months ended September 30, 2016, the Company paid dividends of $124 million or $0.15 per share, all of which were paid in cash (nine months ended September 30, 2015 – $578 million or $0.6924 per share, including cash dividends of $396 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

9. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2015	1,575
Additions	56
Transfers to PP&E (Note 10)	(49)
Exploration Expense	(2)
As at September 30, 2016	**1,580**

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets		Refining Equipment	Other [1]	Total
	Development & Production	Other Upstream			
COST					
As at December 31, 2015	31,481	331	5,206	1,037	38,055
Additions	544	1	149	28	722
Transfers From E&E Assets (Note 9)	49	-	-	-	49
Change in Decommissioning Liabilities	33	-	(10)	-	23
Exchange Rate Movements and Other	(16)	-	(273)	-	(289)
Divestitures (Note 5)	(23)	-	-	-	(23)
As at September 30, 2016	**32,068**	**332**	**5,072**	**1,065**	**38,537**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2015	18,908	277	896	639	20,720
Depreciation, Depletion and Amortization	876	25	152	51	1,104
Impairment Losses (Note 6)	461	-	-	4	465
Exchange Rate Movements and Other	(8)	-	(49)	-	(57)
Divestitures (Note 5)	(8)	-	-	-	(8)
As at September 30, 2016	**20,229**	**302**	**999**	**694**	**22,224**
CARRYING VALUE					
As at December 31, 2015	12,573	54	4,310	398	17,335
As at September 30, 2016	**11,839**	**30**	**4,073**	**371**	**16,313**

[1] *Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.*

11. ACQUISITION

In the third quarter of 2015, the Company completed the acquisition of a crude-by-rail terminal for cash consideration of $75 million, plus adjustments. The transaction was accounted for using the acquisition method of accounting. In connection with the acquisition, the Company assumed an associated decommissioning liability of $4 million and working capital of $1 million. Transaction costs associated with the acquisition were expensed. These assets, related liabilities and results of operations are reported in the Refining and Marketing segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

12. LONG-TERM DEBT

As at	US$ Principal	September 30, 2016	December 31, 2015
Revolving Term Debt [(1)]	-	-	-
U.S. Dollar Denominated Unsecured Notes	4,750	6,231	6,574
Total Debt Principal		6,231	6,574
Debt Discounts and Transaction Costs		(47)	(49)
		6,184	6,525

(1) *Revolving term debt may include bankers' acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.*

On February 24, 2016, Cenovus filed a base shelf prospectus. The base shelf prospectus allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in March 2018 and replaced the Company's US$2.0 billion base debt shelf prospectus. In addition, the Company had a $1.5 billion Canadian base debt shelf prospectus that expired on July 25, 2016. As at September 30, 2016, no issuances have been made under the US$5.0 billion base shelf prospectus.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at September 30, 2016, Cenovus had $4.0 billion available on its committed credit facility.

As at September 30, 2016, the Company is in compliance with all of the terms of its debt agreements.

13. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2015	2,052
Liabilities Incurred	7
Liabilities Settled	(34)
Liabilities Divested	(1)
Change in Estimated Future Cash Flows	(1)
Change in Discount Rate	17
Unwinding of Discount on Decommissioning Liabilities	97
Foreign Currency Translation	(2)
As at September 30, 2016	2,135

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.3 percent as at September 30, 2016 (December 31, 2015 – 6.4 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

14. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	September 30, 2016	
As at	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year and End of Period	833,290	5,534

There were no preferred shares outstanding as at September 30, 2016 (December 31, 2015 – nil).

As at September 30, 2016, there were 12 million (December 31, 2015 – 12 million) common shares available for future issuance under the stock option plan.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total
As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(13)	(205)	(4)	(222)
Income Tax	4	–	3	7
As at September 30, 2016	**(19)**	**809**	**15**	**805**

	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total
As at December 31, 2014	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	6	463	-	469
Income Tax	(1)	-	-	(1)
As at September 30, 2015	(25)	890	10	875

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

16. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), stock options with associated tandem stock appreciation rights ("TSARs"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following table summarizes information related to Cenovus's stock-based compensation plans:

As at September 30, 2016	Units Outstanding (thousands)	Units Exercisable (thousands)
NSRs	41,946	30,038
TSARs	3,381	3,381
PSUs	6,175	-
RSUs	3,797	-
DSUs	1,588	1,588

For the nine months ended September 30, 2016	Units Granted (thousands)	Units Vested and Paid Out (thousands)
NSRs	3,646	-
PSUs	2,336	979
RSUs	1,708	32
DSUs	92	5

The weighted average exercise price of NSRs and TSARs as at September 30, 2016 was $30.57 and $26.66, respectively.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the periods ended September 30,	Three Months Ended 2016	2015	Nine Months Ended 2016	2015
NSRs	4	6	12	20
TSARs	-	(1)	-	(4)
PSUs	7	-	7	(7)
RSUs	3	2	8	5
DSUs	2	2	4	(1)
Stock-Based Compensation Expense	16	9	31	13
Stock-Based Compensation Costs Capitalized	4	4	8	6
Total Stock-Based Compensation	20	13	39	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

17. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

A) Debt to Capitalization and Net Debt to Capitalization

As at	September 30, 2016	December 31, 2015
Debt	6,184	6,525
Add (Deduct):		
Cash and Cash Equivalents	(3,850)	(4,105)
Net Debt	2,334	2,420
Debt	6,184	6,525
Shareholders' Equity	11,431	12,391
	17,615	18,916
Debt to Capitalization	35%	34%
Net Debt	2,334	2,420
Shareholders' Equity	11,431	12,391
	13,765	14,811
Net Debt to Capitalization	17%	16%

B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA

As at	September 30, 2016	December 31, 2015
Debt	6,184	6,525
Net Debt	2,334	2,420
Net Earnings (Loss)	(1,277)	618
Add (Deduct):		
Finance Costs	491	482
Interest Income	(53)	(28)
Income Tax Expense (Recovery)	(694)	(81)
Depreciation, Depletion and Amortization	2,228	2,114
E&E Impairment	119	138
Unrealized (Gain) Loss on Risk Management	466	195
Foreign Exchange (Gain) Loss, Net	(134)	1,036
(Gain) Loss on Divestitures of Assets	9	(2,392)
Other (Income) Loss, Net	8	2
Adjusted EBITDA [1]	1,163	2,084
Debt to Adjusted EBITDA	5.3x	3.1x
Net Debt to Adjusted EBITDA	2.0x	1.2x

[1]   *Calculated on a trailing twelve-month basis.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at September 30, 2016, Cenovus had $4.0 billion available on its committed credit facility. In addition, Cenovus has in place a US$5.0 billion base shelf prospectus, the availability of which is dependent on market conditions.

Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio not to exceed 65 percent. The Company is well below this limit.

As at September 30, 2016, Cenovus is in compliance with all of the terms of its debt agreements.

18. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2016, the carrying value of Cenovus's long-term debt was $6,184 million and the fair value was $6,271 million (December 31, 2015 carrying value – $6,525 million, fair value – $6,050 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

	Total
As at December 31, 2015	**42**
Change in Fair Value [1]	(7)
As at September 30, 2016	**35**

[1] Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income and impairment losses are reclassified to profit or loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, condensate, power purchase contracts, and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts, are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including quoted market prices and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

| | September 30, 2016 | | | December 31, 2015 | | |
| | Risk Management | | | Risk Management | | |
As at	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Crude Oil	**13**	**101**	**(88)**	301	15	286
Power [1]	**-**	**-**	**-**	-	13	(13)
	13	**101**	**(88)**	301	28	273
Interest Rate	**-**	**93**	**(93)**	-	2	(2)
Total Fair Value	**13**	**194**	**(181)**	301	30	271

(1) *The power contracts were effectively terminated on March 7, 2016. Recent litigation between third parties has caused some uncertainty regarding termination of the contracts. Any related liability or asset to Cenovus is not determinable at this time.*

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2016	December 31, 2015
Prices Sourced From Observable Data or Market Corroboration (Level 2)	**(181)**	284
Prices Determined From Unobservable Inputs (Level 3)	**-**	(13)
	(181)	271

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to September 30:

	2016	2015
Fair Value of Contracts, Beginning of Year	**271**	462
Fair Value of Contracts Realized During the Period [1]	**(199)**	(417)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period [2]	**(241)**	248
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**(12)**	4
Fair Value of Contracts, End of Period	**(181)**	297

(1) *Includes a realized loss of $3 million related to power contracts (2015 – $7 million loss).*
(2) *Includes an increase of $10 million related to power contracts (2015 – $10 million decrease).*

C) Earnings Impact of (Gains) Losses From Risk Management Positions

| | Three Months Ended | | Nine Months Ended | |
For the periods ended September 30,	2016	2015	2016	2015
Realized (Gain) Loss [1]	**(41)**	(220)	**(199)**	(417)
Unrealized (Gain) Loss [2]	**7**	(127)	**440**	169
(Gain) Loss on Risk Management	**(34)**	(347)	**241**	(248)

(1) *Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.*
(2) *Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

19. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2015. The Company's exposure to these risks has not changed significantly since December 31, 2015. To manage the Company's exposure to interest rate volatility, the Company has entered into interest rate swap contracts related to future debt issuances. As at September 30, 2016, the Company had a notional amount of US$400 million in interest rate swaps.

Net Fair Value of Risk Management Positions

As at September 30, 2016	Notional Volumes	Terms	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	10,000 bbls/d	January – December 2016	US$66.93/bbl	**20**
Brent Fixed Price	5,000 bbls/d	July – December 2016	$75.46/bbl	**4**
Brent Fixed Price	10,000 bbls/d	July – December 2017	US$53.09/bbl	**(2)**
Brent Fixed Price	10,000 bbls/d	January – June 2018	US$54.06/bbl	**(3)**
WTI Fixed Price	10,000 bbls/d	July – December 2016	US$39.02/bbl	**(12)**
WTI Fixed Price	70,000 bbls/d	January – June 2017	US$46.35/bbl	**(77)**
WCS Differential [1]	31,600 bbls/d	January – December 2016	US$(13.96)/bbl	**1**
Brent Collars	10,000 bbls/d	July – December 2016	US$45.55 – US$56.55/bbl	**-**
WTI Collars	30,000 bbls/d	July – December 2016	US$45.39 – US$55.36/bbl	**2**
WTI Collars	30,000 bbls/d	July – December 2017	US$43.92 – US$53.96/bbl	**(20)**
Other Financial Positions [2]				**(3)**
Crude Oil Fair Value Position				**(90)**
Condensate Purchase Contracts				
Mont Belvieu Fixed Price	3,000 bbls/d	January – December 2016	US$39.20/bbl	**2**
Interest Rate Swaps				**(93)**

(1) *Cenovus entered into fixed-price swaps and futures to protect against widening light/heavy price differentials for heavy crudes.*
(2) *Other financial positions are part of ongoing operations to market the Company's production.*

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices or interest rates, with all other variables held constant. Management believes the price and interest rate fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax based on the risk management positions in place as follows:

Risk Management Positions in Place as at September 30, 2016

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	**(394)**	**394**
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	**16**	**(16)**
Condensate Commodity Price	± US$10 per bbl Applied to Condensate Hedges	**27**	**(27)**
Interest Rate Swaps	± 50 Basis Points	**56**	**(65)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2016

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2015.

During the nine months ended September 30, 2016, the Company's transportation commitments decreased approximately $1.5 billion primarily due to a net decrease in toll estimates. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement. As at September 30, 2016, total transportation commitments were $26 billion.

As at September 30, 2016, there were outstanding letters of credit aggregating $275 million issued as security for performance under certain contracts (December 31, 2015 – $64 million).

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.